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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8-23936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/10___ AND ENDING ___12/31/10___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5N Regent Street – Suite 513
                              (No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jerry Korn   (973) 548-2584
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I   Paul Konsig and Jerry Korn   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
     The GMS Group, L.L.C.   , as
of   December 31   , 2010, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                    Signature   Signature
                      C E O   C F O
_____
                      Title   Title

_____
                 Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 242,379
Securities owned, at fair value	71,161,322
Interest receivable	736,175
Notes receivable	393,294
Furniture and equipment, net of accumulated depreciation of $1,093,741	120,633
Employee loans and advances	1,466,025
Prepaid expenses	575,006
Due from affiliates	255,998
Other assets	358,152
Total assets	**$ 75,308,984**

Liabilities and Member's Equity

Liabilities

Payable to clearing broker	$ 33,106,962
Securities sold, not yet purchased, at fair value	2,567,821
Accrued compensation	2,681,922
Accounts payable and other liabilities	1,510,309
Total liabilities	39,867,014

Commitments and Contingencies

Member's equity	35,441,970
Total liabilities and member's equity	**$ 75,308,984**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in buying, selling and underwriting municipal securities.

The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting and investment banking revenues are recorded when the underwriting is reasonably expected to be complete, income is reasonably determinable and collectibility is reasonably assured.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transaction revenue.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Maintenance and repair costs are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2010. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statement. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2007.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Advertising Costs

Advertising costs are charged to expense as incurred.

3. **Securities Owned, and Securities Sold, Not Yet Purchased**

At December 31, 2010, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 65,798,085	$ 922,966
U.S. Government obligations	52,840	-
Corporate stocks	291,132	-
Corporate and other debt	5,019,265	1,644,855
	$ 71,161,322	$ 2,567,821

4.   Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$	260,714
Equipment		953,660
		1,214,374
Accumulated depreciation		(1,093,741)
	$	120,633

5.   Notes Receivable

The Company provides financing to selected projects based on signed agreements. These notes receivable bear annual interest at rates ranging from 5% to 11%, and have various maturity dates in 2011. At December 31, 2010, interest accrued on these notes amounted to $8,314 and is included in notes receivable.

6.   Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2010, the Company had $1,466,025 of loans and advances to employees.

At December 31 2010, the Company had receivables from affiliates in the amount of $255,998.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died. For the year ended December 31, 2010, the amount of compensation expense recorded on these forgivable loans amounted to approximately $1,608,000.

Included in securities inventory are bonds issued by a related party amounting to approximately $116,000. Accrued interest on these bonds amounted to approximately $3,500 as of December 31, 2010.

In 2010, the Company sold and purchased two securities to and from an affiliate, which resulted in a $700,000 trading loss.

7. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

Included in accounts payable and other liabilities on the balance sheet as of December 31, 2010 is a $783,000 reserve for pending litigation, which was reduced by approximately $1,052,000 from the prior year.

Leases

The Company occupies office space and uses equipment under various noncancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2019. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2011	$ 1,149,275
2012	718,628
2013	699,590
2014	573,598
2015	405,397
Thereafter	938,838
	$ 4,485,326

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital of $27,036,576, as defined, which exceeded its required net capital of $276,044 by $26,760,532. At December 31, 2010, the Company had aggregate indebtedness of $4,140,658. The ratio of aggregate indebtedness to net capital was 0.15 to 1.

9. Other Income

In September 2010, the Company recorded a $3,500,000 non-refundable incentive fee from its Clearing Broker as part of an agreement for continuation of clearing services. Early termination of this agreement would result in a fee payable by the Company to the Clearing Broker ranging from $4,700,000 to $1,700,000, depending on the year the agreement is terminated.

10. Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Notes to Financial Statement
Year Ended December 31, 2010

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2010.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$65,798,085	$48,433,138	$10,502,850	$6,862,097
U.S. Government obligations	Asset	52,840	52,840	-	-
Corporate stocks	Asset	291,132	255,657	35,475	-
Corporate and other debt	Asset	5,019,265	4,902,356	116,909	-
Total owned	Asset	$71,161,322	$53,643,991	$10,655,234	$6,862,097

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ (922,966)	$ (922,966)	$ -	$ -
U.S. Government obligations	Liability	-	-	-	-
Corporate stocks	Liability	-	-	-	-
Corporate and other debt	Liability	(1,644,855)	(1,644,855)	-	-
Total sold, not yet purchased	Liability	$ (2,567,821)	$(2,567,821)	$ -	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3):

	Total	State and municipal obligations
Beginning balance, December 31, 2009	$ 505,000	$ 505,000
Transfers in/out of Level 3	6,357,097	6,357,097
Ending balance, December 31, 2010	$ 6,862,097	$ 6,862,097

It is the policy of the Company to recognize transfers between levels at year end. As of December 31, 2010, securities amounting to $169,200 were transferred into level 1 from level 2. Also, as of December 31, 2010, securities amounting to $495,301 were transferred into level 2 from level 3 and securities amounting to $6,852,398 were transferred out of level 2 into level 3.

Fair values for assets and liabilities in Level 2 are calculated using quoted market prices for similar securities in markets that are not active. Fair values for assets and liabilities in Level 3 are calculated using assumptions about the value of the underlying assets and projected income streams. There were no changes in the valuation techniques during the current year.

11. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $64,901 for 2010.

12. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a Clearing Broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating an obligation to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The Company's trading activities include the purchase and sale of commodities futures. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The U.S. economy has experienced a significant contraction and may deteriorate further. The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

13. Subsequent Events

The Company has evaluated events that have occurred through February 22, 2011, the date which the financial statements were available for issuance.

In January 2011, the Company made a distribution to its sole member in the amount of $1,055,000.

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The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Board of Directors
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

Lake Success, N.Y.
February 22, 2011



www.weisermazars.com



5N Regent Street, Suite 513 ▪ Livingston, New Jersey 07039

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

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